

Mailstop 4561

March 2, 2017

David E. Keffer
Chief Financial Officer
CSRA Inc.
3170 Fairview Park Drive
Falls Church, VA 22042

      Re: CSRA Inc.
              Form 10-K for Fiscal Year Ended April 1, 2016
              Filed May 27, 2016
              Form 10-Q for the Quarterly Period Ended December 30, 2016
              Filed February 8, 2017
              File No. 001-37494

Dear Mr. Keffer:

We have reviewed your letter dated February 22, 2017 in connection with the above-referenced filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 27, 2017.

Form 10-Q for the Quarterly Period Ended December 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview, page 36

1.   We note your revised disclosures in response to prior comment 2. Please explain how management uses non-GAAP segment operating income to evaluate and assess operating results considering it excludes expenses that are essential to your operations. Also, specifically address how you determined that Corporate G&A expenses are not normal,

        recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the updated non-GAAP C&DIs issued on May 17, 2016.

        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins
        Accounting Branch Chief
        Office of Information Technologies
        and Services